Exhibit 99.1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: 306-956-6200 Fax: 306-956-6201

Cameco announces third quarter results, benefiting from execution of strategy; continued contracting success with 77 million pounds uranium year-to-date: 50 million previously announced and advancing another 27 million

Saskatoon, Saskatchewan, Canada, October 27, 2022 ..    .    .    .    .    .    .    .    .    .     ..    .    .    .    .    .

Cameco (TSX: CCO; NYSE: CCJ) today reported its consolidated financial and operating results for the third quarter ended September 30, 2022 in accordance with International Financial Reporting Standards (IFRS).

“Our results reflect the execution of our strategy of full-cycle value capture and are in line with the preliminary third quarter operating update provided on October 11, 2022. We are benefiting from higher average realized prices in our uranium segment and our fuel services segment as the market continues to transition and geopolitics continue to highlight security of supply concerns,” said Tim Gitzel, Cameco’s president and CEO. “With improving financials as we begin to restore our tier-one run rate and exposure to rising prices, we continue to believe Cameco is the best way to invest in the uranium market recovery.

“We have continued to have success in securing long-term contracts that will underpin the operation of our tier-one assets and that we expect to benefit from for many years thanks to our strategic patience. Year-to-date we have added 50 million pounds to our long-term uranium contract portfolio. And, we have added 7 million kgU as UF6 to our portfolio. Additionally, we have advanced contracting discussions for about 27 million pounds of long-term uranium business and 7.5 million kgU of conversion services from initiation to accepted. Key commercial terms, such as pricing mechanism, volume and tenor have been agreed upon, but contracts are subject to finalization. Once all contracts are finalized, the total volume of uranium successfully contracted since the beginning of 2022 is expected to be about 77 million pounds, and the total volume of conversion services contracted is expected to be about 14.5 million kgU. Finalization of these contracts may or may not occur in this calendar year. And, while it has already been a successful year of contracting, our pipeline of uranium and conversion negotiations remains large, and we expect to see more long-term demand come to the market.

“We remain disciplined and balanced in managing our assets over the long term. Continued contracting success and further improvements in the uranium market will be the key to enable us to make production planning decisions that will get us back to operating at our tier-one run rate.

“We continue to transition from care and maintenance to operational readiness at McArthur River and Key Lake. Commissioning has been completed for all process circuits at the McArthur River mine and critical mining equipment and initial production areas have been prepared and are ready for new production. The Key Lake mill has undergone significant upgrades, including a new computer operating system, installation of several automated systems and the incorporation of digital technology. We have been working through normal commissioning issues as we integrate the existing and new assets with the upgraded operating system. Commissioning activities are winding down and first production is scheduled for later in the fourth quarter. We continue to expect up to 2 million pounds of production (100% basis) this year.

“Thanks to our deliberate actions and conservative financial management we have been and continue to be resilient. With $1.3 billion in cash and cash equivalents and short-term investments on our balance sheet, improving fundamentals for our business and our decision to prepare McArthur River/Key Lake for production, our plans give us line of sight to a significant improvement in our future financial performance.

“We are optimistic about Cameco’s role in supporting the transition to a net-zero carbon economy. We have tier-one assets that are licensed, permitted, long-lived, and proven reliable, and that have expansion capacity. These tier-one assets are backed up by idle tier-two assets and what we think is the best exploration portfolio that leverages existing infrastructure. We have locked in significant value for the fuel services segment of our business in the recent price transition in the conversion market and we are exploring opportunities in the nuclear fuel cycle and in innovative, non-traditional commercial uses of nuclear power in Canada and around the world.

“And of course, with the pending joint acquisition of Westinghouse, we are excited about being able to extend the base of our reach in the nuclear fuel cycle with assets that, like ours, are strategic, proven, licensed, permitted, and located in geopolitically important jurisdictions. Assets that we expect will be able to participate in the growing demand profile for nuclear energy from their existing footprint.

“We believe we have the right strategy to achieve our vision of ‘energizing a clean-air world’ and we will do so in a manner that reflects our values. Embedded in all our decisions is a commitment to addressing the environmental, social and governance risks and opportunities that we believe will make our business sustainable over the long term.”

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Q3 net loss of $20 million; adjusted net earnings of $10 million: Results are driven by normal quarterly variations in contract deliveries and the continued execution of our strategy, including the operational readiness activities to reach planned tier-one production by 2024. Adjusted net earnings is a non-IFRS measure, see page 4.

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Strong performance in the uranium and fuel services segments: Third-quarter results reflect the impact of higher average realized prices in both the uranium and fuel services segments under our long-term contract portfolio. In our uranium segment we produced 2 million pounds (our share) during the quarter and delivered 5.3 million pounds at an average realized price 48% higher than the same period last year. In our fuel services segment average realized prices were 27% higher than in the third quarter of 2021. Uranium and fuel services production and deliveries were in line with the preliminary third quarter operating update provided on October 11, 2022.

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Contracting success continues while maintaining leverage to higher prices: Year-to-date, we have added to our long-term contract portfolio more than 50 million pounds in our uranium segment and more than 7 million kgU UF6 conversion in our fuel services segment. In addition, we have advanced contracting discussions for about 27 million pounds of long-term uranium business and 7.5 million kgU of conversion services from initiation to accepted. Key commercial terms such as pricing mechanism, volume and tenor have been agreed to, but the contracts are subject to finalization. Once all contracts are finalized, the total volume of uranium successfully contracted since the beginning of 2022 is expected to be about 77 million pounds, and the total volume of conversion services contracted is expected to be about 14.5 million kgU. Finalization of these contracts may or may not occur in this calendar year. And, while it has already been a successful year of contracting, our pipeline of uranium and conversion negotiations remains large, and we expect to see more long-term demand come to the market.

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McArthur River/Key Lake continue to expect first production in fourth quarter: During the quarter we continued to advance the recruitment, training and operational readiness activities at the McArthur River mine and Key Lake mill. We expensed the operational readiness costs directly to cost of sales, which totaled approximately $51 million during the quarter. Commissioning has been completed for all process circuits at the McArthur River mine and critical mining equipment and initial production areas have been prepared and are ready for new production. The Key Lake mill, has undergone significant upgrades, including a new computer operating system, installation of several automated systems and the incorporation of digital technology. We have been working through normal commissioning issues as we integrate the existing and new assets with the upgraded operating system. Commissioning activities are winding down and first production is scheduled for later in the fourth quarter. We continue to expect up to 2 million pounds of production (100% basis) this year.

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JV Inkai shipments still delayed: JV Inkai has continued to experience delays in shipping its finished product via the Trans-Caspian route. The first shipment of our share of JV Inkai’s 2022 production has been dispatched at the end of September but is delayed in transit. We continue to work closely with JV Inkai and our joint venture partner, Kazatomprom, to begin receiving our production share via this shipping route that doesn’t rely on Russian rail lines or ports, however, there are no assurances regarding the timeline for resolution of this delay. In the event that it takes longer than anticipated to secure this shipping route, we could experience further delays in our expected Inkai deliveries this year. To mitigate this risk, we have inventory, long-term purchase agreements and loan arrangements in place we can draw on. Depending on when we receive the shipment of our share of Inkai’s 2022 production, our 2022 share of earnings from this equity-accounted investee and the timing of the receipt of our share of dividends from the joint venture may be impacted.

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Strong balance sheet: As of September 30, 2022, we had $1.3 billion in cash and cash equivalents and short-term investments and $997 million in long-term debt. In addition, we have a $1 billion undrawn credit facility which matures October 1, 2026.

•	2022 outlook updated: We have updated our outlook for purchases and average realized price. See Outlook for 2022 in our third quarter MD&A for more information.

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Also of note, joint venture formed to acquire Westinghouse: Following the quarter, as announced on October 11, 2022, we have entered into a strategic partnership with Brookfield Renewable Partners (Brookfield Renewable) and its institutional partners to acquire Westinghouse Electric Company (Westinghouse), a global provider of mission-critical and specialized technologies, products and services across most phases of the nuclear power sector. Brookfield Renewable, with its institutional partners, will beneficially own a 51% interest in Westinghouse and Cameco will beneficially own 49%. Bringing together Cameco’s expertise in the nuclear industry with Brookfield Renewable’s expertise in clean energy positions nuclear power at the heart of the energy transition and creates a powerful platform for strategic growth across the nuclear sector. Concurrently with the execution of the acquisition agreement, we secured commitments that provide for a $1 billion (US) bridge loan facility and $600 million (US) in term loans. Following the announcement, we undertook a $650 million (US) bought deal offering of common shares, with an underwriter option to purchase additional shares. The offering closed on October 17, 2022, providing us with gross proceeds of approximately $747.6 million (US) including the underwriters’ exercise of the option to purchase additional shares in full. Closing is anticipated in the second half of 2023. The transaction is subject to closing conditions, including regulatory approvals. See Subsequent event; proposed acquisition of Westinghouse in our third quarter MD&A and our October 18, 2022 material change report (available on www.sedar.com and www.sec.gov) for more information.

Consolidated financial results

HIGHLIGHTS	THREE MONTHS ENDED SEPTEMBER 30			NINE MONTHS ENDED SEPTEMBER 30
($ MILLIONS EXCEPT WHERE INDICATED)	2022	2021	CHANGE	2022	2021	CHANGE
Revenue	389	361	8%	1,344	1,010	33%
Gross profit (loss)	25	(26)	>100%	168	(54)	>100%
Net earnings (losses) attributable to equity holders	(20)	(72)	72%	105	(114)	>100%
$ per common share (basic)	(0.05)	(0.18)	72%	0.26	(0.29)	>100%
$ per common share (diluted)	(0.05)	(0.18)	72%	0.26	(0.29)	>100%
Adjusted net earnings (losses) (non-IFRS, see page 4)	10	(54)	>100%	100	(121)	>100%
$ per common share (adjusted and diluted)	0.03	(0.14)	>100%	0.25	(0.30)	>100%
Cash provided by (used in) operations (after working capital changes)	(47)	203	>(100)%	227	399	(43)%

The financial information presented for the three months and nine months ended September 30, 2021 and September 30, 2022 is unaudited.

NET EARNINGS

The following table shows what contributed to the change in net earnings (losses) and adjusted net earnings (non-IFRS measure, see page 4) in the third quarter and first nine months of 2022, compared to the same periods in 2021.

		THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30
	($ MILLIONS)	IFRS	ADJUSTED	IFRS	ADJUSTED
	Net losses - 2021	(72)	(54)	(114)	(121)

	Change in gross profit by segment
(We calculate gross profit by deducting from revenue the cost of products and services sold, and depreciation and amortization (D&A), net of hedging benefits)
Uranium	Higher (lower) sales volume	7	7	(6)	(6)
	Higher realized prices ($US)	92	92	297	297
	Foreign exchange impact on realized prices	10	10	19	19
	Higher costs	(60)	(60)	(95)	(95)
	Change – uranium	49	49	215	215
Fuel services	Lower sales volume	(2)	(2)	(12)	(12)
	Higher realized prices ($Cdn)	16	16	29	29
	Higher costs	(15)	(15)	(14)	(14)
	Change – fuel services	(1)	(1)	3	3
	Other changes
	Higher administration expenditures	(21)	(21)	(53)	(53)
	Higher exploration expenditures	—	—	(2)	(2)
	Change in reclamation provisions	23	1	47	3
	Higher (lower) earnings from equity-accounted investee	(2)	(2)	45	45
	Change in gains or losses on derivatives	(57)	(8)	(98)	(11)
	Change in foreign exchange gains or losses	38	38	68	68
	Canadian Emergency Wage Subsidy in 2021	—	—	(21)	(21)
	Bargain purchase gain on CLJV ownership interest increase	—	—	23	—
	Change in income tax recovery or expense	23	8	(9)	(27)
	Other	—	—	1	1

	Net earnings (losses) - 2022	(20)	10	105	100

Non-IFRS measures

ADJUSTED NET EARNINGS

Adjusted net earnings (ANE) is a measure that does not have a standardized meaning or a consistent basis of calculation under IFRS (non-IFRS financial measure). We use this measure as a more meaningful way to compare our financial performance from period to period. Adjusted net earnings is our net earnings attributable to equity holders, adjusted to better reflect the underlying financial performance for the reporting period. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. Adjusted net earnings is one of the targets that we measure to form the basis for a portion of annual employee and executive compensation (see Measuring our results in our 2021 annual MD&A).

In calculating ANE we adjust for derivatives. We do not use hedge accounting under IFRS and, therefore, we are required to report gains and losses on all hedging activity, both for contracts that close in the period and those that remain outstanding at the end of the period. For the contracts that remain outstanding, we must treat them as though they were settled at the end of the reporting period (mark-to-market). However, we do not believe the gains and losses that we are required to report under IFRS appropriately reflect the intent of our hedging activities, so we make adjustments in calculating our ANE to better reflect the impact of our hedging program in the applicable reporting period. See Foreign exchange in our 2021 annual MD&A for more information.

We also adjust for changes to our reclamation provisions that flow directly through earnings. Every quarter we are required to update the reclamation provisions for all operations based on new cash flow estimates, discount and inflation rates. This normally results in an adjustment to an asset retirement obligation asset in addition to the provision balance. When the assets of an operation have been written off due to an impairment, as is the case with our Rabbit Lake and US ISR operations, the adjustment is recorded directly to the statement of earnings as “other operating expense (income)”. See note 9 of our interim financial statements for more information. This amount has been excluded from our ANE measure.

The bargain purchase gain that was recognized when we acquired our pro-rata share of Idemitsu Canada Resources Ltd.’s 7.875% participating interest in the Cigar Lake Joint Venture has also been removed in calculating ANE since it is non-cash, non-operating and outside of the normal course of our business. The gain was recorded in the statement of earnings as part of “other income (expense)”.

Adjusted net earnings is a non-IFRS financial measure and should not be considered in isolation or as a substitute for financial information prepared according to accounting standards. Other companies may calculate this measure differently, so you may not be able to make a direct comparison to similar measures presented by other companies.

The following table reconciles adjusted net earnings with net earnings for the third quarter and first nine months of 2022 and compares it to the same periods in 2021.

	THREE MONTHS ENDED MARCH 31		NINE MONTHS ENDED SEPTEMBER 30
($ MILLIONS)	2022	2021	2022	2021
Net earnings (losses) attributable to equity holders	(20)	(72)	105	(114)

Adjustments
Adjustments on derivatives	75	26	95	8
Adjustments to other operating expense (income)	(24)	(2)	(62)	(18)
Adjustment to other income	—	—	(23)	—
Income taxes on adjustments	(21)	(6)	(15)	3

Adjusted net earnings (losses)	10	(54)	100	(121)

Selected segmented highlights

					THREE MONTHS ENDED SEPTEMBER 30			NINE MONTHS ENDED SEPTEMBER 30
HIGHLIGHTS					2022	2021	CHANGE	2022	2021	CHANGE
Uranium	Production volume (million lbs)				2.0	2.0	—	6.6	3.3	100%
	Sales volume (million lbs)				5.3	6.7	(21)%	18.7	17.9	4%
	Average realized price[1]	($	US/lb	)	46.30	32.20	44%	45.34	32.68	39%
		($	Cdn/lb	)	59.65	40.20	48%	57.84	40.95	41%
	Revenue ($ millions)				313	270	16%	1,083	732	48%
	Gross profit (loss) ($ millions)				19	(30)	>100%	97	(119)	>100%
Fuel services	Production volume (million kgU)				1.5	1.4	7%	9.3	9.0	3%
	Sales volume (million kgU)				2.3	3.0	(23)%	7.3	8.7	(16)%
	Average realized price [2]	($	Cdn/kgU	)	33.43	26.42	27%	34.39	30.24	14%
	Revenue ($ millions)				75	80	(6)%	250	264	(5)%
	Gross profit ($ millions)				9	10	(10)%	76	73	4%

[1]	Uranium average realized price is calculated as the revenue from sales of uranium concentrate, transportation and storage fees divided by the volume of uranium concentrates sold.
[2]

Fuel services average realized price is calculated as revenue from the sale of conversion and fabrication services, including fuel bundles and reactor components, transportation and storage fees divided by the volumes sold.

Management’s discussion and analysis (MD&A) and financial statements

The third quarter MD&A and unaudited condensed consolidated interim financial statements provide a detailed explanation of our operating results for the three and nine months ended September 30, 2022, as compared to the same periods last year. This news release should be read in conjunction with these documents, as well as our audited consolidated financial statements and notes for the year ended December 31, 2021, first quarter, second quarter and annual MD&A, and our most recent annual information form, all of which are available on our website at cameco.com, on SEDAR at sedar.com, and on EDGAR at sec.gov/edgar.shtml.

Qualified persons

The technical and scientific information discussed in this document for our material properties McArthur River/Key Lake, Cigar Lake and Inkai was approved by the following individuals who are qualified persons for the purposes of NI 43-101:

MCARTHUR RIVER/KEY LAKE

•	Greg Murdock, general manager, McArthur River, Cameco

CIGAR LAKE

•	Lloyd Rowson, general manager, Cigar Lake, Cameco

INKAI

•	Sergey Ivanov, deputy director general, technical services, Cameco Kazakhstan LLP

Caution about forward-looking information

This news release includes statements and information about our expectations for the future, which we refer to as forward-looking information. Forward-looking information is based on our current views, which can change significantly, and actual results and events may be significantly different from what we currently expect.

Examples of forward-looking information in this news release include: our belief that Cameco is the best way to invest in the uranium market recovery; our views on our contract portfolio, tier one run rate, and contracting success, including expected contract volumes for uranium and conversion services since the beginning of 2022; and that our pipeline of uranium and conversion negotiations remains large; that we expect to see more long-term demand come to the market; expectations regarding the timing of resumption of production at McArthur River/Key Lake, and expected production for this year; our exploration of opportunities in the nuclear fuel cycle and commercial uses of nuclear power; our optimism regarding our role in supporting a transition to a net-zero carbon economy; the acquisition of Westinghouse extends our reach in the nuclear fuel cycle with assets we expect will be able to participate in the growing demand profile for nuclear energy; anticipated closing of the Westinghouse acquisition in the second half of 2023; our view that Cameco’s expertise in the nuclear industry with Brookfield Renewable’s expertise in clean energy positions nuclear power at the heart of the energy transition and creates a powerful platform for strategic growth across the nuclear sector; our belief in our strategy, and our ability to achieve our vision in a manner that reflects our values; the sustainability of our business over the long term and our expectations regarding our future financial performance; and the expected date for announcement of our 2022 fourth quarter results.

Material risks that could lead to different results include: unexpected changes in uranium supply, demand, long-term contracting and prices; changes in consumer demand for nuclear power and uranium as a result of changing societal views and objectives regarding nuclear power, electrification and decarbonization; our expectations regarding the market fundamentals and demand for nuclear power may be incorrect; we may not be successful in our contracting strategy; our views on our contracting success, including expected contract volumes for uranium and conversion services since the beginning of 2022, and pipeline of uranium and conversion services negotiations may be incorrect; our tier-one assets may not have the expected levels of reliability or expansion capacity; the closing of the Westinghouse acquisition may be delayed, may not be completed on the terms in the acquisition agreement or at all; Westinghouse may not participate as expected in projected growth in nuclear energy; we may be unsuccessful in extending our reach in the nuclear fuel cycle, or pursuing innovative uses of nuclear power; the risk that our view that Cameco’s expertise in the nuclear industry with Brookfield Renewable’s expertise in clean energy positions nuclear power at the heart of the energy transition and creates a powerful platform for strategic growth across the nuclear sector may prove to be incorrect; the risk that we may not be able to achieve the future production levels for McArthur River/Key Lake as planned within the expected timeframes; the risk that JV Inkai may be unable to execute its sales transactions due to its inability to ship our share of production; the risk that we may not be able to meet sales commitments for any reason; the risks to our business associated with the ongoing COVID-19 pandemic, related global supply chain disruptions, global economic and political uncertainty and volatility, including risks relating to inflation; the risk that we may not be able to implement our business objectives in a manner consistent with our values; the risk that the strategy we are pursuing may prove unsuccessful, or that we may not be able to execute it successfully; and the risk that we may be delayed in announcing our future financial results.

In presenting the forward-looking information, we have made material assumptions which may prove incorrect about: uranium demand, supply, consumption, long-term contracting, and prices; growth in the demand for and global public acceptance of nuclear energy; our production, purchases, sales, deliveries and costs; contract volumes for uranium and conversion services since the beginning of 2022; our pipeline of uranium and conversion services negotiations; our ability to expand into additional areas of the nuclear fuel cycle and pursue innovative uses of nuclear power; closing of the Westinghouse acquisition and achievement of expected benefits; our ability to achieve our business objectives in a manner consistent with our values; the market conditions and other factors upon which we have based the Westinghouse acquisition and our future plans and forecasts; the success of our plans and strategies, including planned operating and production changes and relating to the Westinghouse acquisition; the absence of new and adverse government regulations, policies or decisions; that there will not be any significant unanticipated adverse consequences to our business as a result of the ongoing COVID-19 pandemic, supply disruptions, and economic or political uncertainty and volatility, including with respect to inflation; and our ability to announce future financial results when expected.

Please also review the discussion in our 2021 annual MD&A, most recent quarterly MD&A, and most recent annual information form for other material risks that could cause actual results to differ significantly from our current expectations, and other material assumptions we have made. Forward-looking information is designed to help you understand management’s current views of our near-term and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

Conference call

We invite you to join our third quarter conference call on Thursday, October 27, 2022 at 8:00 a.m. Eastern.

The call will be open to all investors and the media. To join the call, please dial (800) 319-4610 (Canada and US) or (604) 638-5340. An operator will put your call through. The slides and a live webcast of the conference call will be available from a link at cameco.com. See the link on our home page on the day of the call.

A recorded version of the proceedings will be available:

•	on our website, cameco.com, shortly after the call

•	on post view until midnight, Eastern, November 27, 2022, by calling (800) 319-6413 (Canada and US) or (604) 638-9010 (Passcode 9376)

2022 fourth quarter and annual report release date

We plan to announce our 2022 fourth quarter and annual consolidated financial and operating results before markets open on February 9, 2023. Announcement dates are subject to change.

Profile

Cameco is one of the largest global providers of the uranium fuel needed to energize a clean-air world. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Utilities around the world rely on our nuclear fuel products to generate safe, reliable, carbon-free nuclear power. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

As used in this news release, the terms we, us, our, the Company and Cameco mean Cameco Corporation and its subsidiaries unless otherwise indicated.

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Investor inquiries:

Rachelle Girard

306-956-6403

rachelle_girard@cameco.com

Media inquiries:

Veronica Baker

306-385-5541

veronica_baker@cameco.com